UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	AGM Statement, dated 29 March 2019

29 March 2019

Micro Focus International plc

AGM statement

Micro Focus International plc ("Micro Focus" or "the Company", LSE: MCRO.L, NYSE: MFGP), the international software product group, will be holding its AGM at 10.00am today. The Company reiterates the guidance given in its preliminary results on 14 February 2019.  That guidance is for further moderation of revenue decline and consequently constant currency revenue for the continuing MFPP business for the 12 months to 31 October 2019 is expected to be between minus 4% to minus 6% compared to a decline of 7.1% for the 12 months ended 31 October 2018.

Micro Focus will announce its Interim Results for the six months to 30 April 2019 on 9 July 2019.

Micro Focus	Tel: +44 (0) 1635 565200
Tim Brill, IR Director
Ben Donnelly, IR Manager

Powerscourt	Tel: +44 (0) 20 7250 1446
Elly Williamson
Celine MacDougall

For further information, please contact:

About Micro Focus Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 29 March 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer